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| SEC FILE NUMBER |
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| 8-26448 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nelson Ivest Brokerage Services, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

423 Country Club Drive
(No. and Street)

| Winter Park | FL | 32789 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Joel Garris | 407-629-6477 | joel@nelsonfinancialplanning.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson & Smith, PA
(Name – if individual, state last, first, and middle name)

| 500 North Westshore Blvd | Tampa | FL | 33609 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 400 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Joel Garris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nelson Ivest Brokerage Services, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PILAR KALLEY
Notary Public - State of Florida
Commission # GG 957594
My Comm. Expires Feb 16, 2024
Bonded through National Notary Assn.

Signature:

Title:
President/CEO

Pilar Kalley

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

NELSON IVEST BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2021

**HACKER, JOHNSON & SMITH PA**

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

# Report of Independent Registered Public Accounting Firm

To the Stockholders
of Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Nelson Ivest Brokerage Services, Inc.'s auditor since 2017.
Fort Lauderdale, Florida
February 24, 2022



500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 10,048 |
| Equity securities owned - marketable, at fair value (cost $125,739) | | 217,374 |
| Prepaid expenses | | 8,017 |
| Receivables from brokers and dealers | | 625,211 |
| | $ | 860,650 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Commissions payable | $ | 612,992 |
| Dividends payable | | 12,623 |
| Total liabilities | | 625,615 |
| Commitments, contingencies, and related party transactions (Notes 2 and 7) | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock: | | |
| Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding | | 1 |
| Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding | | 99 |
| Additional paid-in capital | | 50,838 |
| Retained earnings | | 184,097 |
| | | 235,035 |
| | $ | 860,650 |

The Notes to the Financial Statement are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients.

Exemptive Provisions: The Company is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 based upon footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Under these exemptive provisions, the computation for determination of reserve requirements and information relating to the possession and control requirements are not required.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There were no amounts in excess of insured limits at December 31, 2021.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. Certain trail commissions are estimated based on historical revenue information. As of December 31, 2021, no allowance for uncollectible accounts was considered necessary.

Marketable equity securities: Marketable equity securities consist of mutual funds and are presented at fair value. Adjustments in fair value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Commissions. The Company buys and sells securities on behalf of its customers. Commission revenue consists of two categories.

Transactional revenue is recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trail revenue, also referred to as 12b-1 fees, is related to managed assets and is recognized based on a fee rate that is applied to the balance of managed assets during the course of the year. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits that are provided by the Company.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in this financial statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2021. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2018.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 24, 2022 which is the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of December 31, 2021.

Note 2. Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. ("NIPS"), and Nelson Financial Planning for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

The Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations in the amount of $2,821,609 in 2021.

The Company paid commissions to a stockholder in the amount of $833,792 in 2021. By virtue of an assignment agreement dated January 1, 2000, the commissions paid to the stockholder were assigned directly to the Company's sister corporations.

Note 2. Related Party Transactions (continued)

The Company entered into an Expense Sharing Agreement dated January 1, 2007 with a stockholder and its sister corporations. This agreement formulates the amount of the stockholder's trail commissions that is allocated to the sister corporations as reimbursement for operating expenses of the Company. The allocation is derived annually based on the operating expenses of the preceding year plus an inflationary increase. For 2021, 15.5% of the stockholder's trail commissions ($115,518) were allocated to the sister corporations and included in administrative expenses.

Note 3. Marketable Equity Securities

At December 31, 2021, the Company owned marketable equity securities with a fair value of $217,374 and a cost of $125,739. Information with respect to these securities follows:

| | | |
|---|---|---|
| Fair value of marketable equity securities | $ | 217,374 |
| Less: Cost of marketable equity securities | | (125,739) |
| Unrealized gain on marketable equity securities | | 91,635 |
| Less: Unrealized gain recognized in previous years | | (77,224) |
| Current year unrealized gain | $ | 14,411 |

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of the greater of $5,000 or 6 - 2/3% of total aggregate indebtedness and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $182,193 which was $140,485 in excess of its required net capital of $41,708. The ratio of aggregate indebtedness to net capital at December 31, 2021 was 3.43 to 1.

Note 5. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

Note 6. Fair Value Measurement

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is principally generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value -

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at the price. The mutual funds held by the Company are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of NAV or reflective of future fair values. Furthermore, although the Company's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 6. Fair Value Measurement (continued)

The recorded value of marketable equity securities as of December 31, 2021 is presented in the following table:

| | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|
| Marketable Equity Securities | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| $ 217,374 | $ 217,374 | $ - | $ - |

Note 7. Commitments and Contingencies

The Company does not have any material commitments as of December 31, 2021.

The Company may be exposed, from time to time, to various asserted and unasserted legal claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report, management is not aware of any unresolved legal claims that would have a material impact on the Company's financial statements.